FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

to

ANNUAL REPORT

of

LANDWIRTSCHAFTLICHE RENTENBANK

(Name of Registrant)

Date of end of last fiscal year: December 31, 2024

SECURITIES REGISTERED
(As of the close of the fiscal year)*

Title of Issue	Amount as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

SINA R. HEKMAT, ESQ.
Hogan Lovells US LLP
390 Madison Avenue
New York, NY 10017
+1 (212) 918 3000

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2024, as follows:

•	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 3 hereof to the “Presentation of Financial and Other Information” section;

•	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments — Landwirtschaftliche Rentenbank” on pages 4 – 6 hereof to the “Recent Developments — Landwirtschaftliche Rentenbank” section;

•	Exhibit (d) is hereby amended by replacing the text under the caption “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” with the text under the caption “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” on pages 7 to 9 hereof; and

•	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—The Federal Republic of Germany—Economic Outlook” on page 9 hereof to the “Recent Developments—The Federal Republic of Germany” section; and

•	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—The Federal Republic of Germany—Other Recent Developments” on pages 9 to 10 hereof to the “Recent Developments—The Federal Republic of Germany—Other Recent Developments” section.

This report is intended to be incorporated by reference into Landwirtschaftliche Rentenbank’s prospectus dated October 18, 2022 and any future prospectus filed by Landwirtschaftliche Rentenbank with the Securities and Exchange Commission to the extent such prospectus indicates that it intends to incorporate by reference this report.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On August 7, 2025, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = 1.1643 U.S. dollar (EUR 0.8589 per U.S. dollar).

RECENT DEVELOPMENTS

LANDWIRTSCHAFTLICHE RENTENBANK

Rentenbank Preliminary Results for the Six Months Ended June 30, 2025

The following information is derived from Rentenbank’s press release of August 7, 2025, announcing certain preliminary results for the six months ended June 30, 2025. The financial figures in this section are based on preliminary, unaudited unconsolidated results for Rentenbank’s six months ended June 30, 2025. Unless otherwise indicated, the financial figures in this section were prepared in accordance with German GAAP (German Commercial Code; “HGB”). Rentenbank will prepare its final, annual financial statements in accordance with HGB. Rentenbank expects its final, audited annual financial statements for 2025 to be announced at a press conference and published in April 2026.

Rentenbank recorded a sharp rise in demand for its special promotional loans during the first half of 2025. New business totaled EUR 2.8 billion, representing an increase of around 77% compared to the same period in the previous year. The strongest growth was seen in the promotional lines for renewable energy, agribusiness, and agriculture. To refinance its promotional business, Rentenbank raised EUR 6.5 billion on the capital markets. The operating profits in the first half of 2025 was below the previous year’s level, while the capital ratio and leverage ratio remained at high levels.

Growth across almost all special promotional lines

In the first half of 2025, Rentenbank recorded a significant increase in new business with special promotional loans. The volume rose from EUR 1.6 billion in the prior-year period to EUR 2.8 billion – an increase of 77.3%.

In the agricultural promotional line, new business grew by 48.4%, from EUR 663.4 million to EUR 984.2 million. The positive trend observed in the previous year in investment in livestock housing continued, with the future-oriented area of modifications to existing stalls to enhance animal welfare making a particularly strong contribution. The agribusiness promotional line also saw substantial growth, with new business increasing by 151.0% to EUR 442.8 million (H1 2024: EUR 176.4 million). The renewable energy promotional line developed especially dynamically: New business surged to EUR 636.6 million, up from EUR 40.7 million in the first half of 2024. This growth was driven by the lower EU reference interest rate, which had a clearly positive impact.

Ongoing commitment to innovation funding

Rentenbank is continuing to promote innovation along the entire value chain – from initial development and pilot projects to the broader adoption of new processes and products. In cooperation with the Federal Ministry of Agriculture, Food and Regional Identity (BMLEH), Rentenbank provides subordinated loans and innovation vouchers from the Federal Government’s Special-Purpose Fund to agri-related start-ups in their early stages.

Through the AgTech & FoodTech start-up program ‘Growth Alliance’, which has been further expanded in collaboration with BMLEH and Frankfurt-based TechQuartier, Rentenbank specifically addresses the various challenges faced by start-ups. Rentenbank is also involved as a partner in numerous initiatives to foster innovation and networking within the sector.

Euro remains most important issuance currency

To refinance its promotional business, Rentenbank raised EUR 6.5 billion in medium- and long-term funding on the international capital markets in the first half of 2025 (as compared to EUR 4.9 billion in the first half of 2024). This means that more than half of the planned annual issuance volume of EUR 10 billion for 2025 had already been achieved by mid-year. The most important issuance currency was the euro, accounting for 48% (as compared to 27% in the first half of 2024). The share of US dollar issuance declined to 27% (as compared to 53% in the first half of 2024). This included a 5-year USD global bond of USD 1.5 billion. With investor demand exceeding USD 10 billion and a spread of 7 basis points over US Treasuries, it was the most successful bond issue in Rentenbank’s history to date.

Commercial banks accounted for 50% of medium- and long-term funding in the first half of 2025, down from 53% in the same period of the previous year. Central banks made up 30%, compared to 35% in the first half of 2024.

Operating result below prior-year level

The operating profits before provision for loan losses and valuation totaled EUR 57.9 million in the first half of 2025 (as compared to EUR 97.5 million in the first half of 2024). This was mainly due to a lower net interest income, largely as a result of higher subsidies, as well as to planned increases in administrative expenses. These additional expenses reflect necessary investments in a modern, flexible IT infrastructure and enhanced IT security. Additional personnel are also required to implement Rentenbank’s various projects and development initiatives. Part of the planned increase in administrative expenses is therefore attributable to a larger workforce.

Capital ratio and leverage ratio remain at high levels

At the end of the first half of 2025 and including for the first time the application of CRR III, Rentenbank reported a high common equity tier one capital (CET1) ratio of 32.7% (as compared to 38.3% as at December 31, 2024). The leverage ratio stood at 11.3% (as compared to 10.2% as at December 31, 2024).

Key Figures as at June 30, 2025
(EUR million)

1. New business	1. Half-year 2025	1. Half-year 2024	% Change
Promotional business*

Special promotional loans	2,780.4	1,568.2	77.3
of which: Agriculture	984.2	663.4	48.4
Rural Development	689.0	642.6	7.2
Agribusiness	442.8	176.4	151.0
Renewable Energy	636.6	40.7	1,464.1

Registered bonds/promissory notes/securities	3,640.8	2,720.9	33.8

Venture capital investments	-	34.0	-

Total new promotional business	6,421.2	4,323.1	48.5

* includes program-linked registered bonds previously reported under registered securities, previous year’s figure adjusted

Funding

Medium and long-term funding	6,477	4,863	33.2
of which: Euro Medium Term Notes (EMTN)	4,792	2,988	60.4
Global bonds	1,333	1,389	- 4.0
AUD MTN	292	486	- 39.9
Domestic capital markets instruments	60	0	-

2. Balance sheet	June 30, 2025	June 30, 2024	% Change

Total assets	91,914	97,154	- 5.4
Loans and advances to banks	58,740	67,322	- 12.7
Loans and advances to customers	7,025	7,017	0.1
Bonds and other fixed-income securities	18,963	16,493	15.0
Securitised liabilities	81,754	85,089	- 3.9

Equity (incl. Fund for general banking risk) reported on the balance sheet (EUR billion)	4.9	4.8	2.1

3. Income statement	1. Half-year 2025	1. Half-year 2024	% Change

Net interest income	122.4	154.6	- 20.8
Administrative expenses	66.3	59.3	11.8
Operating profit before provision for loan losses and valuation	57.9	97.5	- 40.6
Interim net income	57.9	97.6	- 40.7

Cost-income ratio (in %)	45.1	36.1	- 9.0% points

4. Capital ratios	June 30, 2025	December 31, 2024	% Change

Total capital ratio (in %) = CET 1 capital ratio	32.7	38.3	- 5.6% points
Leverage ratio (in %)	11.3	10.2	1.1% points

Figures and percentages may not add up to the total provided due to rounding.

RECENT DEVELOPMENTS

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

Gross Domestic Product

(adjusted for price, seasonal and calendar effects)(1)

Reference period	Percentage change on the previous quarter	Percentage change on the same quarter in previous year
2nd quarter 2024	-0.3	-0.7
3rd quarter 2024	0.0	-0.6
4th quarter 2024	0.2	-0.2
1st quarter 2025	0.3	0.3
2nd quarter 2025	-0.1	0.4

(1)	Adjustment for seasonal and calendar effects according to the Census X13 method.

Germany’s gross domestic product (“GDP”) decreased in the second quarter of 2025 compared to the first quarter of 2025, following adjustment for price, seasonal and calendar effects, after having increased at the beginning of 2025 (by a revised +0.3% in the first quarter of 2025 compared with the previous quarter; previously: +0.4%). The decline in GDP in the second quarter of 2025 was primarily driven by a decrease in gross fixed capital formation, particularly in machinery and equipment and in construction, while household and government final consumption expenditure increased after price, seasonal and calendar adjustments. Compared to the second quarter of 2024, price-adjusted GDP in the second quarter of 2025 was at the same level as it was in the second quarter of 2024. However, the second quarter of 2025 included one fewer business day. After adjusting for price and calendar differences, GDP increased 0.4% compared to the same quarter of the previous year.

As part of its regular annual review, the Federal Statistical Office revised previously published GDP data from 2021 onwards, resulting in adjustments ranging from -0.7 to +0.6 percentage points. In an exceptional step, data from 2008 to 2020 were also revised, though changes were minimal (up to ±0.1 percentage points). The revisions primarily reflect improved representation of multinational enterprise group activities. Further details will be published with the second quarter 2025 results on August 22, 2025.

Source: Federal Statistical Office, Gross domestic product: detailed economic performance results for the 2nd quarter of 2025, press release of July 30, 2025 (https://www.destatis.de/EN/Press/2025/07/PE25_278_811.html).

Inflation Rate

Inflation Rate

(based on overall consumer price index)

Reference period	Percentage change on the previous quarter	Percentage change on the same quarter in previous year
July 2024	0.3	2.3
August 2024	-0.1	1.9
September 2024	0.0	1.6
October 2024	0.4	2.0
November 2024	-0.2	2.2
December 2024	0.5	2.6
January 2025	-0.2	2.3
February 2025	0.4	2.3
March 2025	0.3	2.2
April 2025	0.4	2.1
May 2025	0.1	2.1
June 2025	0.0	2.0
July 2025 (1)	0.3	2.0

(1)	Figures are preliminary.

In July 2025, Germany’s consumer price index (CPI) increased by 2.0% year-over-year and 0.3% month-over-month, while core inflation was 2.7% and the harmonised index of consumer prices (HICP) increased by 1.8% year-over-year and 0.4% month-over-month, according to provisional data from the Federal Statistical Office.

Sources: Federal Statistical Office, Short-term indicators: Price indices at a glance (consumer prices, retail prices, producer prices, selling prices in wholesale trade, import prices, export prices). Tables with values and rates of change (https://www.destatis.de/EN/Themes/Economy/Short-Term-Indicators/Prices/pre110.html); Federal Statistical Office, Inflation rate of 2.0% expected in July 2025, press release of July 31, 2025 (https://www.destatis.de/EN/Press/2025/07/PE25_281_611.html).

Unemployment Rate

Unemployment Rate

(percent of unemployed persons in the total labor force according to the
International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Adjusted percentages (2)
June 2024	3.4	3.4
July 2024	3.6	3.4
August 2024	3.7	3.4
September 2024	3.2	3.4
October 2024	3.2	3.4
November 2024	3.3	3.5
December 2024	3.2	3.5
January 2025	3.7	3.5
February 2025	3.7	3.6
March 2025	3.7	3.6
April 2025	3.8	3.7
May 2025	3.8	3.7
June 2025	3.6	3.7

(1)	The time series on unemployment are based on the German Labour Force Survey.

(2)	Trend cycle component (X-13-ARIMA method using JDemetra+; calculation by Eurostat).

Roughly 45.9 million persons resident in Germany were in employment in June 2025. The seasonally adjusted number of persons in employment fell slightly by 20,000 (0.0%) compared with the previous month. A similar decline was observed in May 2025, with the seasonally adjusted number of persons in employment falling by 18,000 compared to the previous month.

Compared to June 2024, the number of employed persons in June 2025 decreased by approximately 3,000 or 0.0%. In May 2025, the year-on-year change rate also stood at 0.0% (+11,000 persons). In the second quarter of 2025, employment in Germany remained broadly stable, with approximately 46.0 million persons employed. Provisional data indicate a marginal decrease of 7,000 (0.0%) in the seasonally adjusted figures compared to the previous quarter. In June 2025, the number of unemployed persons increased by approximately 76,000, or 5.1%, compared to June 2024. After adjustment for seasonal and irregular effects, the number of unemployed persons in June 2025 stood at 1.61 million, representing a slight decrease of 0.2% compared to May 2025.

Sources: Federal Statistical Office, Employment almost unchanged in June 2025, press release of July 31, 2025 (https://www.destatis.de/EN/Press/2025/07/PE25_280_132.html); Federal Statistical Office, Genesis-Online Datenbank, Result 13231-0001, Unemployed persons, persons in employment, economically active population, unemployment rate: Germany, months, original and adjusted data (https://www-genesis.destatis.de/genesis/online?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=false&language=en#abreadcrumb).

Current Account and Foreign Trade

Current Account and Foreign Trade

	(balance in EUR billions) (1)
Item	January-May 2025	January-May 2024
Goods	84.4	115.5
Services	-23.9	-23.2
Primary income	65.3	52.8
Secondary income	-22.9	-21.0
Current account	102.9	124.0

(1)	Figures may not add up due to rounding.

Source: Deutsche Bundesbank, Major items of the German balance of payments, July 11, 2025 (https://www.bundesbank.de/resource/blob/950000/2196e1d64868925948d8bb428113ba3d/472B63F073F071307366337C94F8C870/2025-07-11-zahlungsbilanz-anlage-data.pdf).

Economic Outlook

On July 14, 2025, the Federal Ministry for Economic Affairs and Climate Action published its assessment of the economic situation in Germany for July 2025. According to the report, following a strong start to the year, Germany’s economic momentum slowed in the second quarter. Industrial production rebounded in May, but new manufacturing orders declined, and exports weakened, particularly to the United States, as earlier pull-forward effects faded. Retail sales and consumer sentiment softened amid geopolitical uncertainty and persistent labor market weakness. Inflation eased to 2.0% in June, while core inflation declined slightly to 2.7%, reflecting reduced price pressures on both goods and services. Inflation is expected to remain broadly stable over the remainder of the year. Employment stagnated and unemployment rose slightly. Corporate insolvencies increased year-on-year, reflecting structural pressures and subdued growth. Overall, economic activity remains volatile, with persistent trade and geopolitical uncertainty continuing to weigh on the outlook.

Source: Bundesministerium für Wirtschaft und Klimaschutz, The Economic Situation in the Federal Republic of Germany in July 2025 (https://www.bundeswirtschaftsministerium.de/Redaktion/EN/Pressemitteilungen/Wirtschaftliche-Lage/2025/20250714-the-economic-situation-in-germany-in-july-2025.html)

Other Recent Developments

EU-US trade deal

The European Union and the United States reached a political agreement in principle on July 27, 2025 to resolve their trade dispute. Under the agreement, the United States will apply a 15% all-inclusive tariff ceiling on the vast majority of EU-origin goods, including automobiles. Some strategic goods such as aircraft and aircraft parts, certain chemicals, certain drug generics or natural resources will go back to pre-January levels. The agreement also lays the groundwork for deeper EU-US cooperation on trade, economic security, and supply chains. It is a political understanding and not legally binding; further negotiations will be needed for full implementation.

Source: European Commission, EU-US trade deal explained (https://ec.europa.eu/commission/presscorner/detail/en/qanda_25_1930).

Monetary Policy

On July 24, 2025, the Governing Council of the European Central Bank (“ECB”) decided to keep the three key ECB interest rates – the main refinancing operations, the marginal lending facility and the deposit facility rate – unchanged, following its decision on June 5, 2025 to lower the three key ECB interest rates by 25 basis points to 2.00% (deposit facility), 2.15% (main refinancing operations) and 2.40% (marginal lending facility), with effect from June 11, 2025.

In particular, the Governing Council reaffirmed its commitment to a data-dependent and meeting-by-meeting approach in determining the appropriate monetary policy stance. Its assessment continues to be guided by the inflation outlook, the dynamics of underlying inflation and the strength of monetary policy transmission. Inflation has now reached the 2% medium-term target, and incoming information has remained broadly in line with previous expectations. Domestic price pressures have continued to moderate, alongside a slowdown in wage growth. The economy has so far proven resilient in a challenging global environment, reflecting in part the impact of past interest rate cuts. At the same time, the outlook remains highly uncertain, particularly due to ongoing trade tensions.

While the Governing Council reiterated that it is determined to ensure inflation stabilises at its 2% target over the medium term, it does not pre-commit to a particular rate path, and future decisions will remain contingent on an updated assessment of the inflation outlook and the risks surrounding it.

The Governing Council reported that the asset purchase programme (APP) and pandemic emergency purchase programme (PEPP) portfolios are declining at a measured and predictable pace, as the Eurosystem no longer reinvests the principal payments from maturing securities.

Sources: European Central Bank, Monetary policy decisions, press release of July 24, 2025 (https://www.ecb.europa.eu/press/pr/date/2025/html/ecb.mp250724~50bc70e13f.en.html); European Central Bank, Monetary policy decisions, press release of June 5, 2025 (https://www.ecb.europa.eu/press/pr/date/2025/html/ecb.mp250605~3b5f67d007.en.html).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant Landwirtschaftliche Rentenbank has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

LANDWIRTSCHAFTLICHE RENTENBANK

By	/s/ Nikola Steinbock
Name:	Nikola Steinbock
Title:	Chairwoman of the Management Board

By	/s/ Stefan Goebel
Name:	Stefan Goebel
Title:	Managing Director

Date: August 7, 2025